Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 27, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 27, 2019 The Nasdaq Stock Market LLC (the "Exchange") received from Noble Midstream Partners LP (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Units Representing Limited Partner Interests

We further certify that the security described above has been approved by the Exchange for listing and registration.

Sincerely,



William Slattery